                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

              Under the Securities Exchange Act of 1934 (the "Act")

                               (Amendment No. 13)

                                AMREP Corporation
                                -----------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    032159105
                                    ---------
                                 (CUSIP Number)

                              Nicholas G. Karabots
                                  P.O. Box 736
                            Fort Washington, PA 19034
                                 (215) 643-5800

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                            18/th/ and Cherry Streets
                             Philadelphia, PA 19103

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 032159105
         ---------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Nicholas G. Karabots
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,246,733
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,246,733
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,246,733
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 032159105
         ---------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Glendi Publications, Inc. 59-2235938
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,471,180
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,471,180
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,471,180
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 032159105
         ---------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kappa Media Group, Inc. 23-3047713
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            410,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             410,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      410,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

     This Amendment No. 13 to Schedule 13D ("Amendment No. 13") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Nicholas G. Karabots on Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996 Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to
Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to
Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994, all of which relate to the Common Stock (the "Common Stock"), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the "Corporation"). In the event that any disclosure contained in this Amendment No. 13 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 13.

Item 3. Source and Amounts of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended by adding three new paragraphs following the last paragraph of Item 3 to read as follows:

     Mr. Karabots acquired beneficial ownership of an aggregate of 15,900 shares of Common Stock through open market purchases on the 23rd (2,700 shares at $
3.8185 per share), 24th (1,000 shares at $ 4.181 per share) and 26th (12,100 shares at $4.60 per share) of October, 2001 and on the 21st (100 shares at $4.50 per share) of November, 2001. Mr. Karabots purchased these shares using his personal funds.

     Mr. Karabots acquired beneficial ownership of an aggregate of 54,700 shares of Common Stock on November 28, 2001 pursuant to two Share Purchase Agreements (the "November 28th Agreements"), both dated November 28, 2001, between Mr. Karabots on the one hand and Hart Interior Design, Ltd. and Thomas Slowbe (collectively, the "November 28th Sellers") on the other hand, for an aggregate purchase price of $ 369,225.00, or $ 6.75 per share. Copies of these agreements are attached hereto as Exhibit L and M and both are incorporated herein by reference. Mr. Karabots purchased these shares using his personal funds.

     Mr. Karabots acquired beneficial ownership of an aggregate of 17,940 shares of Common Stock on November 29, 2001 pursuant to a Share Purchase Agreement (the "Greenplex Agreement"), dated November 29, 2001, between Mr. Karabots and Greenplex Investments, LLC (together with the November 28th Sellers, the "Sellers"), for a purchase price of $ 116,610.00, or $ 6.50 per share. A copy of this agreement is attached hereto as Exhibit N and is incorporated herein by reference. Mr. Karabots purchased these shares using his personal funds.

Item 4. Purpose of the Transaction.

     Item 4 of the Statement is hereby amended and restated in its entirety as follows:

     Mr. Karabots has acquired all the shares reported on this Statement as an investment. Through the transactions with the Sellers and open market purchases of Common Stock, Mr. Karabots now beneficially owns approximately 49.4% of the outstanding Common Stock through direct and indirect holdings. Mr. Karabots believes the Common Stock represents a good investment, and, depending upon market conditions and other factors, Mr. Karabots' may, individually or with others, seek to acquire additional or all of the remaining shares of Common Stock, through open market purchases, privately negotiated transactions, a negotiated merger or tender offer, or otherwise. Mr. Karabots offers no assurances as to whether or not he will acquire additional, or dispose of, shares of Common Stock.

     As a significant shareholder, Mr. Karabots may suggest business strategies to the Corporation, which might include acquisitions, dispositions, sales or other transfers of a material amount of assets of the Corporation or any of its subsidiaries, material changes in capitalization, dividend policies, or the composition of the Board of Directors of the Corporation in the future. Mr. Karabots intends to review his ownership position in the Corporation from time to time and may, depending upon his evaluation of the Corporation's business and prospects, and upon future developments including, but not limited to, the receptiveness of the Board of Directors of the Corporation to his proposals, general economic conditions, and on the results of any negotiations with the Board of Directors of the Corporation, determine to cease buying shares of the Corporation or to increase or decrease his ownership position in the Corporation.

     Other than as disclosed in this Statement, none of the persons named in
Item 2 above presently has any plan or proposal that relates to or might result in:

 . Any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 . Changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

 . Causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 . A class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

 .  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Company.

     Item 5 of the Statement is hereby amended by deleting paragraphs (a) and
(b) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 3,246,733 shares of the Common Stock reported on this Statement, which shares represent approximately 49.4% of the outstanding shares of the Common Stock./1/ Mr. Karabots beneficially owns 1,365,553 of such shares of the Common Stock directly, 1,471,180 of such shares indirectly through Glendi, and the remaining 410,000 of such shares indirectly through Kappa. In addition, 2,500 of the shares of Common Stock of the Company beneficially owned by Mr. Karabots represent options to purchase Common Stock which are currently exercisable.

     (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 3,246,733 shares of the Common Stock reported on this Statement.

     (c) See Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

     Item 6 of the Statement is hereby amended by adding a new sixth and seventh paragraph by inserting the following two paragraphs immediately after the fifth paragraph and before the last paragraph:

     On November 28, 2001, Mr. Karabots purchased an aggregate of 54,700 shares of the Common Stock for an aggregate purchase price of $ 369,225.00, or $ 6.75 per share pursuant to the November 28/th/ Agreements with each November 28th Seller. Copies of these agreements are attached hereto as Exhibit L and M and both are incorporated herein by reference.

     On November 29, 2001, Mr. Karabots purchased an aggregate of 17,940 shares of the Common Stock for an aggregate purchase price of $ 116,610.00, or $ 6.50 per share pursuant to the Greenplex Agreement. A copy of this agreement is attached hereto as Exhibit N and is incorporated herein by reference.

Item 7. Material Filed as Exhibits.

     Item 7 of the Statement is hereby amended by adding three new paragraphs following the last paragraph of Item 7 as follows:

     L. Share Purchase Agreement, dated November 28, 2001, by and between Nicholas G. Karabots and Hart Interior Design, Ltd.

___________
/1/ The percentage of outstanding shares of Common Stock was calculated with reference to the number of shares outstanding as of September 14, 2001, reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ending July 31, 2001, stated therein as amounting to 6,573,586.

     M. Share Purchase Agreement, dated November 28, 2001, by and between Nicholas G. Karabots and Thomas Slowbe.

     N. Share Purchase Agreement, dated November 29, 2001, by and between Nicholas G. Karabots and Greenplex Investments, LLC.

     O. Joint Filing Agreement, dated November 29, 2001, by and between Nicholas
G. Karabots, Glendi Publications, Inc., and Kappa Media Group, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2001                    /s/ Nicholas G. Karabots
                                            ------------------------
                                            Nicholas G. Karabots


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GLENDI PUBLICATIONS, INC.


Date:  November 29, 2001                    /s/ Nicholas G. Karabots
                                            ------------------------
                                            Nicholas G. Karabots, Chairman


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            KAPPA MEDIA GROUP, INC.


Date:  November 29, 2001                    /s/ Nicholas G. Karabots
                                            ------------------------
                                            Nicholas G. Karabots, Chairman